March 5, 2014

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Applied DNA Sciences, Inc. Form 10-K for the Year Ended September 30, 2013 Filed December 20, 2013 File No. 2-90539

Dear Mr. Cash:

We have set forth below the response of Applied DNA Sciences, Inc. (the “Company”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 20, 2014 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K (the “10-K”).

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response. Where indicated below, we have included proposed disclosure to be included in our future filings.

Item 1. Business, page 1

Present Markets, page 6

1. In future filings, please describe the principal products or services you provide within each of the markets discussed in this section. As currently drafted, the disclosure appears to be an overview of the markets generally, but your specific position within such markets is unclear. Refer to Item 101(h)(4)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will make the changes set forth below in bold in its future filings. The Company wishes to respectfully point out to the Staff where it believes it already complies with the Staff’s comment to indicate the principal products or services provided in each market and has underlined the existing language.

Present Markets:

Microcircuits and other electronics

The global trade in recycled electronics parts is enormous and growing rapidly, driven by a confluence of cost pressures, increasingly complex supply chains and the huge growth in the amount of electronic waste sent for disposal around the world. Recycled parts, relabeled and sold as new, threaten not only military systems but also commercial transportation systems, medical devices and systems, and the computers and networks that run today’s financial markets and communications systems. The vast majority of counterfeits discovered in military equipment are semiconductors, the stamp-sized silicon wafers that act as the “brains” of nearly every type of modern electronic system. The U.S. military is a huge consumer of these tiny products; a single F-35 Joint Strike Fighter jet is controlled by more than 2,500 semiconductors.

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900

In 2011, the General Accounting Office (GAO) issued, under the name of an imaginary OEM, open RFPs on the internet for electronic parts. All of the part numbers requested were either post-production or entirely fictional. The GAO received seven prototype parts in response to its RFP: every single one was counterfeit. The explicit costs of counterfeits to the primes start with loss of revenue, licensing fees, and royalties, which in semiconductors are estimated to be about 2% of TAM (Total Addressable Market) (Jack Stradley, Jack Stradley Consulting, “The Cost of Counterfeiting,” p. 6, presentation delivered at Center for Advanced Life Cycle Engineering, Winter, 2012). In the over $300 billion semiconductor global market for 2011 this would amount to $15 billion (IHS iSupply, “Preliminary Worldwide Ranking of Top Twenty Suppliers of Semiconductors in 2011”). The proliferation of counterfeit parts in the supply chain has reached endemic heights. According to the National Electronics Distributors Association, it has become a $100 billion problem.

In a January 2013 report on a four-year study conducted between 2005 and 2008, the U.S. Department of Commerce revealed that 39% of 387 companies encountered counterfeit electronic components, microcircuits, or circuit boards. Some industry statistics even suggest that counterfeit parts account for 10% of all electronic equipment sold. In fact, counterfeiters are becoming far more adept at passing off bogus parts by leveraging the same sophisticated technologies that chip manufacturers use to produce authentic ones. Included in the counterfeiter’s toolkit are ovens to bake recoated parts that use material made from the shavings of the counterfeit parts. In addition, laser equipment re-marks parts to appear as if they are coming from a specific manufacturer and with a later date code.

(http://www.embeddedintel.com/special_features.php?article=1496)

Our SigNature DNA marks are used in this market to deter counterfeits and offer authentication of goods.

Homeland Security

The U.S. military is facing the challenge of the increasing intrusion of counterfeit electronics and other parts into its supply lines. This problem is not limited to electronics. Foreign suppliers using substandard materials could be producing rivets, bolts and screws that hold together everything from missile casings to ship ladders. The explosion of counterfeit parts is being driven by an expanding global economy and an emphasis on low-price contracting — both of which come as the U.S. Department of Defense is relying more heavily on older platforms, with parts that are becoming obsolete. The global semiconductor market has been estimated to be as large as $300 billion per year, all subject to the risks of counterfeiting. The US Department of Defense is estimated to spend $4 billion per year in the semiconductor market.

On September 9, 2010, Homeland Security Newswire published an article “Fake chips from China threaten U.S. military systems” in which a U.S. Chamber of Commerce estimate finds that the global market for counterfeit electronics may be as large as $10 billion. While these references include daunting statistics, the underlying problem has not changed because there was no satisfactory technological solution. Senate hearings in November 2011 revealed the discovery of over 1,800 incidents, totaling over 1 million parts, of counterfeit electronic parts in the defense supply chain. According to the semiconductor industry, counterfeiting results in a $7.5 billion loss in revenue annually as well as a loss of 11,000 U.S. jobs.

DNA-marking, using our Signature DNA marks, protects the consumer, the government and our service men and women. The manufacturers can ensure that only properly screened, original product goes to users. The same DNA marking can then protect the manufacturers themselves in the form of returned product which they must replace or repair. Broadly applicable, DNA marking could be disseminated as industry best practices and military standards.

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900

The Defense Logistics Agency (“DLA”), a component of the U.S. Department of Defense, has launched a new requirement that defense contractors provide items that have been marked with botanically-generated DNA produced by us or our authorized licensees. DNA marking must begin on items falling within Federal Supply Class (FSC) 5962, Electronic Microcircuits, which have been determined to be at high risk for counterfeiting. A new clause at Defense Logistics Acquisition Directive (DLAD) 52.211-9074, Deoxyribonucleic Acid (DNA) Marking on High Risk Items, will be included in new solicitations and contracts for FSC 5962 items when the item description states that the item requires DNA marking.

Our SigNature DNA solution can provide secure, forensic, and cost-effective anti-counterfeiting, anti-piracy and identification solutions to military organizations and other companies supplying microelectronics and similar products globally in need of securing their supply chains.

Cash-in-Transit

Cash-in-transit businesses transport and store cash and ATM cassettes. In the U.K. alone, there is an estimated £500 billion being transported each year, or £1.5 billion per day. The nature of this business makes cash-in-transit an attractive target for criminals and as a result the industry invests in excess of £100 million per year in security equipment and devices. The incidence of cash-in-transit based crime had increased over 170% in London between 2005 and 2008, according to the Metropolitan Police. Governments and banks today face the real challenge of staying ahead of increasingly sophisticated counterfeiting without sacrificing security features and banknote longevity to costs. Since 2008, there have been twenty-two instances where criminals have been convicted of crimes where SigNature DNA forensic evidence has been provided to UK Police to assist them to secure convictions. These criminal cases have resulted in 71 offenders being convicted and receiving sentences totaling approximately 350 years of imprisonment.

We are able to incorporate our SigNature DNA Markers in cash degradation inks that are used in the cash-in-transit industry. This solvent-based ink marks bank notes if the cash box is compromised and has the ability to penetrate the bank notes rapidly and permanently. We believe our SigNature DNA Markers are more resilient and detectable than other competing technologies.

Textiles and Apparel

Cotton classification and the authentication of cotton geographic origin are issues of global significance, important to brand owners and to governments that must regulate international cotton trade. We believe that our SigNature T DNA and fiberTyping solutions could have significant potential applications for the enforcement of cotton trade quotas in the U.S. and across the globe, and for legislated quality improvement within the industry. We believe that similar issues face the wool and other natural product industries and have begun to introduce our products to these markets as well. In addition, our digitalDNA system can be used to provide track and trace capability for labels on finished garments to protect against counterfeiting and diversion.

Products containing premium Extra Long Staple cotton, like Egyptian Giza, Peruvian and American Pima, are recognized by retailers and consumers as being the highest quality cotton in the industry. These refined high end cottons are well regarded due to their durability and quality which, in turn, typically commands premium pricing. According to Havocscope and the Coalition Against Counterfeiting and Piracy, the market value of counterfeit clothing is $12 billion. In recent years, apparel accounted for 14% of the total counterfeit goods seized by U.S. agencies. Cass Johnson, with the National Council of Textile Organizations says counterfeit fabrics cost a billion dollars every year in lost tariffs to the US. Britain’s fashion industry is worth around $57 million to the economy, but counterfeit clothing and footwear is estimated to cost designer brands and retailers around $5.4 billion each year.

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900

Law Enforcement

Law enforcement organizations are always seeking a system they can use which will provide absolute proof of authentication. Specifically developed for covert operations, DNANet products form an invisible coating when applied to skin, plastics, metals, glass, wood and fabric.

Forensic marking uses technology to code valuables at risk of theft to mark burglars, linking them directly with a crime scene. Over the years, authorities have found it difficult to obtain convictions of thieves in possession of suspected stolen property unless the true owner can be identified. We believe that DNANet enhances law enforcement effectiveness by providing forensic quality evidence. Applied DNA Sciences, Inc. is working with the UK Metropolitan Police Service (MPS) by providing its proprietary DNANet property marking kits as part of a major initiative to reduce crime in targeted London neighborhoods.

Distribution of our Products and Commercial Agreements, page 10

2. We note disclosure of your agreements with 3SI Security Systems and one of the four largest American defense contractors. Please tell us whether these agreements are material contracts pursuant to Item 601(b)(10) of Regulation S-K and, if so, please file these agreements with your next Exchange Act report. Alternatively, please tell us why you believe you are not required to file such agreements.

Response: The Company believes that the agreements with 3SI Security Systems (“3SI”) and one of the four largest American defense contractors do not constitute material contracts as they were made in the ordinary course of the Company’s business and were not material in amount. Pursuant to such agreements, the Company supplies DNA markers to 3SI and the defense contractor to be incorporated into such companies’ products. The Company supplies DNA markers to a host of companies for incorporation into their products.

Signatures, page 76

3. In future filings, please ensure that your controller or principal accounting officer signs the Form 10-K. Refer to General Instruction D to Form 10-K.

Response: The Company acknowledges the Staff’s comment and will include “principal accounting officer” next to Karol Kain Gray’s name on the signature page in future filings. The Company notes that Ms. Gray is also the principal financial officer.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900

If you have any questions, please feel free to contact me at 631-240-8810, or our outside counsel, Merrill M. Kraines, at 212-318-3261.

Sincerely,

Applied DNA Sciences, Inc.

/s/ Karol Kain Gray
By: Karol Kain Gray
Title: Chief Financial Officer

Cc: Merrill M. Kraines, Fulbright & Jaworski LLP (a member firm of Norton Rose Fulbright)

50 Health Sciences Drive • Stony Brook, NY 11790 • tel 631 240-8811 • fax 631 240-8900